Exhibit I

Capital Product Partners L.P. Enters Into $460.0 Million Term Loan Facility

ATHENS, GREECE, September 7, 2017 — On July 28, 2017, Capital Product Partners L.P. (NASDAQ: CPLP) announced that it had entered into a firm offer letter for a new senior secured term loan facility (the “New Facility”) for an aggregate principal amount of up to $460.0 million with a syndicate of lenders led by HSH Nordbank AG (“HSH”) and ING Bank N.V. (“ING”) as mandated lead arrangers and bookrunners and BNP Paribas and National Bank of Greece S.A. as arrangers. Today, CPLP announced that it has formally entered into the loan agreement documenting the New Facility. CPLP expects to use the net proceeds of the New Facility, together with available cash, to refinance its indebtedness under its 2007, 2008, 2011 and 2013 credit facilities during the fourth quarter of 2017.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana, Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines (Pte) Ltd., Petróleo Brasileiro S.A., Repsol Trading S.A., and Capital Maritime & Trading Corp.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Gerasimos (Jerry) Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.